Filed by Capital One Financial Corporation
(Commission File No.: 001-13300)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services
(Commission File No.: 001-33378)

The following is an editorial published in the Chicago Tribune on April 22, 2024.

Dave Kucera: With the Capital One-Discover Deal, Chicago Takes Center Stage
By Dave Kucera, Capital One Chicago Market President

As a Chicago native and third-generation Chicago banker, it has always been a curiosity to me that our city doesn’t have more of a global profile as a financial hub. Blame our humility on “Midwest nice,” but we Chicagoans know the real story — Chicago has long stood as a beacon of financial innovation.

In 1848, the Chicago Board of Trade created the world’s first futures exchange. In 1973, the Chicago Board Options Exchange opened, becoming the first marketplace for trading listed options. Then, in 1985, Chicago was the launching ground for the Discover card when an employee at Sears, the department store, first came up with the idea of cash-back rewards. This innovation propelled Discover’s credit cards to become a mainstay of merchants and consumers everywhere in the U.S.

Today, Chicagoland is once again at the center of a potential sea change in the financial space, following the announcement of Capital One’s agreement to acquire Riverwoods-based Discover Financial Services. A combined Capital One-Discover would provide a strong alternative to Visa, Mastercard and American Express, adding scale and investment to the Discover Global Network and raising the bar for what consumers and merchants can expect from a network partner.

As Capital One’s Chicago market president since 2018, it’s incredibly exciting for me to see Chicago playing such a central role in the company’s future. I’m especially proud to share today that Capital One is committing to fulfilling the goal of employing 1,000 associates at Discover’s Chatham Customer Care Center and Shine Bright Community Center on the South Side and to providing continued support for the nonprofits with which both companies partner as we look to remain actively engaged in the community.

The Chatham Customer Care Center, which was once a vacant South Side big box store, has been transformed into a thriving customer care center that employs more than 600 people. Importantly, most live in and around Chatham, a vibrant Black community on Chicago’s South Side.

I’m excited to bring the center’s employees into the Capital One Chicago family and to commit to the goal of growing their ranks. Discover’s customer care representatives have an impressive track record of delivering service excellence in Chatham and nationwide, and we look forward to achieving even greater success through the merger. Together, Capital One and Discover will build a team that combines the best of Chicagoland’s top talent, from the Chatham Center at 86th Street and Cottage Grove Avenue, to Capital One’s offices in the Loop to Discover’s headquarters in Riverwoods.

Both have been recognized as great places to work on the Fortune 100 Best Companies to Work For list, with 2024 marking Capital One’s 12th consecutive year on the list and Discover’s second. This accolade reflects Capital One’s long-standing commitment to ensuring our associates feel connected to their communities and have the opportunity to give back. Notably, Capital One has made several durable investments on the South Side over the years, from the opening of our cafe in the Hyde Park neighborhood to our partnerships with local leaders and nonprofits such as the Greater Chicago Food Depository, Hope Chicago and Ladder Up, a free tax prep provider in Chicago with multiple sites on the South Side. The merger of Capital One and Discover will allow us to build on the nonprofit relationships we share in common.

Across the state of Illinois, Capital One also provided nearly $378 million in community development loans or financing between 2020 and 2023, including nearly $305 million in Chicago alone, building on our position ranking first or second in community development lending among all banks since 2018. Beyond our business contributions, Capital One’s more than 1,600 Chicago-based associates are deeply engaged in their communities, having contributed more than 8,000 pro bono volunteer hours to local nonprofits last year alone. One of the partnerships I’m most proud of is our work with Chicago’s Big Shoulders Fund. Our associates support their Stock Market Program by teaching students about financial services and technology, and careers within those industries. Through Capital One Coders, we’re inspiring Chicago’s future generation by educating, mentoring and empowering students to recognize their potential as technologists.

As Capital One seeks to expand its impact in Chicago through our acquisition of Discover, our community and employee commitments will remain strong and steadfast. So, too, will our commitment to our customers. Capital One and Discover are both unique in our focus and proven track records of pioneering breakthrough products like no-fee overdraft and cash-back rewards. By joining forces, our combined company will be an engine for innovation and competition in the payments space.

We can’t do it without Chicago. We’re excited to see what the future holds for our two great companies and the amazing community in the Windy City.

Dave Kucera is Capital One’s Chicago market president.

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Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), including future financial and operating results (including the anticipated impact of the transaction on Capital One’s and Discover’s respective earnings and tangible book value), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of Capital One or Discover, (5) the ability by each of Capital One and

Discover to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Capital One after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the dilution caused by the issuance of additional shares of Capital One’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (11) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (12) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, and (13) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.
Important Information About the Transaction and Where to Find It

Capital One intends to file a registration statement on Form S-4 with the SEC to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Capital One and Discover that will also constitute a prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.